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                             January 2, 2024

       Yuyang Cui
       Chief Executive Officer
       GMTech Inc.
       45 Rockefeller Plaza, 21F
       New York, New York 10111

                                                        Re: GMTech Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 5,
2023
                                                            File No. 333-275887

       Dear Yuyang Cui:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1.                                                   Please disclose
prominently on the cover page and in the prospectus summary that
                                                        Yuyang Cui, your
President, controls the company through her ownership of 100% of the voting power of the
company's outstanding capital stock.
       Prospectus Summary, page 1

   2. We note your disclosure that your target clients are small and medium businesses. Please expand your disclosure
to define the criteria that would cause a client to be considered a small or medium
business.
   3.                                                   Please disclose that
you have generated minimal revenue to date.
 Yuyang Cui
FirstName  LastNameYuyang Cui
GMTech Inc.
Comapany
January    NameGMTech Inc.
        2, 2024
January
Page 2 2, 2024 Page 2
FirstName LastName
Risk Factors
Our President, Yuyang Cui, owns and controls 100% of the voting power..., page
6

4. Please revise your disclosure of Ms. Cui's ownership of your common stock to reflect the sale of 25%, 50% and 75% of the shares you are offering.
Management's Discussion and Analysis, page 15

5. We note your disclosure that your cash balance is not sufficient to fund your limited levels of operations for any period of time and that you require further funding. Please expand your disclosure to state the minimum period of time that you will be able to conduct planned operations using currently available capital resources. Also disclose the minimum additional capital expected to be necessary to fund planned operations for a 12-month period. In discussing your expected liquidity needs, state the extent to which you are currently using funds in your operations on a monthly basis.
6.       Please expand your disclosure in this section to include a discussion
about the company   s
         anticipated sources of revenue and how it expects to generate such revenue.
Description of Business, page 17

7. Please thoroughly revise this section to clarify and better describe the status of your current operations and your plan of operations for the next twelve months, including the development of the AI tool. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan.
8. Please disclose the terms of any material client contracts including the term and any termination provisions.
Directors and Executive Officers and Corporate Governance, page 29

9. Please expand the biography for Yuyang Cui to briefly describe her business experience during the past five years and any other material information in accordance with Item 401 of Regulation S-K.
Security Ownership of Certain Beneficial Owners and Management, page 32

10. Please include Yuyang Cui's address on the beneficial ownership table in accordance with
         Item 403 of Regulation S-K.
 Yuyang Cui
FirstName  LastNameYuyang Cui
GMTech Inc.
Comapany
January    NameGMTech Inc.
        2, 2024
January
Page 3 2, 2024 Page 3
FirstName LastName
Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-8

11.      Please address the following items related to revenue recognition:

                Expand your disclosure to clarify if your consulting contracts are fixed-price or time-
              and-materials.
                We note your disclosure on page 4 that you have engaged third party IT service providers for some of your projects with customers. We further note your disclosure on page 21 that you currently have one employee which is your President. Of the service contracts disclosed on page 19, please clarify which contracts involved third party IT service providers. Expand your disclosure to disclose this business model.
              As it relates to these contracts, disclose your principal verses agent considerations.
              Refer to FASB ASC 606-10-55-36 through 55-40.
                Reconcile your statement that customers are billed for services as they are performed to your Deferred Revenue disclosure that deferred revenue consists of payments made in advance of services provided to customers.
                Clarify the last two sentences in your revenue recognition policy. In this regard, you
              state you are,    the principal in certain transactions in which
the Company pays a
              commission to an agent for sales obtained for products. Such commission costs are recorded as advertising costs.
Note 3 - Acquisition, page F-10

12. We note your disclosure of the terms of acquisition of Anptech Inc and that the acquisition has been treated as a business combination under common control. Further, we note your financial statements begin on May 18, 2022, the date of inception of
         Anptech Inc. You also disclose that "The acquisition was accounted for in a manner similar to a pooling-of-interests with the assets and liabilities of the entities." Please clarify how your presentation complies with ASC 805-50-45-2 to 45-5 since it appears that you recognize the combination during the fiscal year ending October 31, 2023. Tell us how you considered retrospectively adjusting your historical financial statements to include the net assets received and related operations for all periods during which these companies were under common control.
Signatures, page S-1

13. We note that Yuyang Cui signed the registration statement on behalf of the company.
         Please ensure Yuyang Cui also signs the registration statement in her capacity as the principal executive officer. Refer to the signatures section of Form
S-1.
 Yuyang Cui
FirstName  LastNameYuyang Cui
GMTech Inc.
Comapany
January    NameGMTech Inc.
        2, 2024
January
Page 4 2, 2024 Page 4
FirstName LastName
General

14. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if you
have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Jeff Kauten at 202-551-3447 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Vic Devlaeminck